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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period commencing January 30, 2004 through February 2, 2004

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

        If "Yes" is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

        This Report on Form 6-K contains a copy of the following press releases:

  —
  KPN: Customer growth from broadband and mobile, dated January 30, 2004;

  —
  KPN announces German network deal with Siemens, dated February 2, 2004.

Press Release
Date
January 30, 2004
Number
KPN: Customer growth from broadband and mobile	004pe

        KPN's mobile division won more than 1.2 million new customers during 2003. KPN's German unit E-Plus attracted 937,000 additional customers, whilst KPN Mobile The Netherlands grew by 171,000. In Belgium, BASE achieved a total of 114,000 additions, of which 90,000 in the fourth quarter alone. With over 8.2 million customers in Germany, over 5.2 million in the Netherlands and 1.25 million in Belgium, KPN ended 2003 with some 14.7 million mobile customers.

        At the end of 2003, KPN had a total of 870,000 i-mode customers. KPN will pass the one million i-mode customer mark in February. The number of i-mode customers has therefore almost doubled since the end of September.

        KPN CEO Ad Scheepbouwer is satisfied with this development. "If you had said beforehand that we would achieve one million customers within two years as the first in Europe with a completely new mobile data product, I would have gladly taken it."

        Within KPN's fixed division, the number of ADSL customers grew from 310,000 to 746,000 over 2003. Broadband and mobile will remain important growth drivers for 2004.

Press Release
Date
February 2, 2004
Number
KPN announces German network deal with Siemens	005pe

        KPN announces that it has won an international network contract with worldwide leading manufacturer in automation and drives, Siemens A&D (Automation and Drives). KPN is providing Siemens with a network solution that connects seven A&D locations across 1800 km of KPN's fiber network in Germany.

        Siemens A&D selected a secure and reliable network that would enable them to exchange important information and run vital business applications at high speed between their various data centres in Southern Germany. With the new network in place, Siemens A&D is now able to realise both financial and operational improvements. Furthermore, Siemens A&D has invested in a future-proof solution that will be able to accommodate all their capacity needs for the foreseeable future.

        As Peter Kurtz, CIO, Siemens A&D observed, "KPN had the high-capacity network footprint in all the right locations for connecting our business across Southern Germany, which was a good start. But they also provided us with the right solution to keep our vital applications running, which then enables us to make a clear business case outlining both our operational improvements and cost savings."

        Commenting on this significant customer win, Henjo Groenewegen, Senior Vice President KPN, observed, "KPN is proud to have been chosen by Siemens A&D, a market leader in their field, as one of their network suppliers in Germany. We believe that we were able to offer them both flexibility and reliability in our approach, as well as the expertise to deliver, implement and operate their network solution."

About KPN

        KPN's international network is a state-of-the-art data/IP backbone with a seamless footprint extending across major business and financial centres in Europe. KPN's EuroRings portfolio delivers a full range of carrier and corporate networking solutions over a high-capacity fibre-optic network.

        KPN is a telecommunications company offering a wide range of high quality and innovative telecommunications services for both the private and business markets. Its core business activities are mobile communications, fixed networks, Internet services and IP/Data services. More information about KPN can be found at www.kpn.com.

About Siemens Automation and Drives Group

        The Siemens Automation and Drives Group (A&D), Nuremberg, Germany, is the leading manufacturer in this field worldwide. Products supplied by A&D include standard products for the manufacturing and process industries and for the electrical installation industry as well as system solutions, for example for machine tools, and solutions for whole industries such as the automation of entire automobile factories or chemical plants. Supplementing this range of products and services, A&D also offers software for linking production and management (horizontal and vertical IT integration) and for optimizing production processes. A&D employs 50,400 people worldwide and in fiscal year 2003 (to September 30) earned an operational profit of €806 million on sales of €8.4 billion and orders of €8.5 billion.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.
Dated: February 6, 2004	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel

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KPN: Customer growth from broadband and mobile
KPN announces German network deal with Siemens
SIGNATURES